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To our Shareholders

Second quarter earnings of $5.2 million, or 51 cents per share, declined 2 percent from last year on a sales increase of 5 percent. Six-month earnings of $9.1 million were level with the 1995 period; however, earnings per share of 91 cents compared with 92 cents last year due to an increase in shares outstanding.

Orders Strengthen; Strong Dollar Affects Results

Orders for the second quarter were up 8 percent from the same period last year, excluding the negative translation effects of a much stronger dollar. This represented a considerable improvement from the first quarter's 3 percent order increase. Areas of strongest performance were industrial products in Japan and Europe, and commercial products in all markets. Industrial equipment orders in North America also improved, although this came late in the quarter and was concentrated in newer models. Orders for floor coatings were down for the quarter.

The U.S. dollar strengthened during the second quarter relative to currencies in our direct-sales markets in Europe, and especially the yen. This reduced translated sales $1.6 million, operating margin 0.5 percentage points, and net earnings $0.5 million, or 5 cents per share. If the dollar continues at present levels, we estimate a full-year negative impact of $4.0 million in sales translation, and $0.9 million, or 9 cents per share, in net earnings. This is in the range of our previous estimate of 6 to 10 cents per share.

Working Capital Position Improved

We improved on our working capital position, especially with regard to inventories which were reduced by $4 million. As a result, debt was $6 million lower and now stands at 22 percent of capital versus 26 percent at the end of last year. Our goal is to finish the year with a debt-to-capital ratio in the low 20 percent range. Excess cash flow in the second half of the year will be used to fund a somewhat higher level of capital spending, and we may repurchase some of Tennant's outstanding stock for compensation plan purposes.

Full-Year Outlook

For some time we have been assuming the U.S. economy would achieve a soft landing in the spring followed by a resumption of moderate growth through year-end. This now appears to be the track although, until recently, the industrial sector had been lagging the overall economy. Internationally, the economic climate in Japan is much better, but we remain somewhat concerned about conditions in Europe--especially Germany and France--even though our orders have recently strengthened.

With the above economic conditions in mind and assuming the value of the dollar does not increase significantly from present levels, we believe Tennant can show earnings increases in the remaining two quarters and for the full year 1996. Expense control actions put in place earlier this year will continue in the second half.

Roger L. Hale
Chief Executive Officer    July 17, 1996



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Tennant at a Glance

Tennant's strategic mission is to be the preeminent company in nonresidential floor maintenance equipment, floor coatings and related product offerings. We expect to maintain and expand our market leadership in industrial equipment, and continue above-average growth in commercial equipment and floor coatings, through a commitment to long-term partnerships with our customers. This partnership commitment, described in our 1995 Annual Report, is characterized by:

o    Offering   the  most   complete   range   of   innovative   products.   Our
     industry-leading   investment  in  product  development  and  quality  will
     continue to yield new, high value offerings.

o Bringing together our three complementary product lines so we can work closely with customers to help them develop and implement total solutions to their floor maintenance needs.

o Developing a companywide integrated base of information focused on the customer to improve service levels and become more effective and efficient in our operations.

We believe this approach will allow us to achieve our long-term financial goals, as indicated below, and meet our financial mission of providing an above-average total return to shareholders:

o 5% real (inflation adjusted) annual sales increases over the long-term.

o 20% return on beginning shareholders' equity in the growth years of the economic cycle.




Products for a Cleaner and Safer World

Two years ago, the owner of this private corporate hangar in Nevada wanted to upgrade his floor. The concrete was dull, streaked with skid marks, and deteriorating from destructive chemicals. After an extensive search, the facility's Director of Maintenance turned to Tennant's floor coating division. He decided to put down Tennant CRU (Chemical Resistant Urethane), and soon colleagues throughout the state were praising the look of his hangar.

CRU is one of the quality floor coatings produced by Tennant--many of which are ecologically safe. It's just one more way Tennant is making the world a cleaner, safer, better-looking place.